FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

XINYUAN REAL ESTATE CO., LTD.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: September 2, 2008

Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Second Quarter and First Half 2008 Results

Second Quarter Revenues were US$87.7 Million;

Second Quarter Net Income was US$13.2 Million;

First Half 2008 Revenues Increased 117.9% to US$212.9 Million Year-Over-Year

First Half 2008 Net Income Increased 115.2% to US$46.1 Million Year-Over-Year

BEIJING, China, September 2, 2008 – Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE:XIN), a fast-growing residential real estate developer with a focus on strategically selected Tier II cities in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2008.

•	Total revenues for the second quarter of 2008 increased 17.2% to US$87.7 million from US$74.8 million for the same quarter in 2007.

•	Total revenues for the first half of 2008 increased 117.9% to US$212.9 million from US$97.7 million for the same period in 2007.

•	Net income for the second quarter of 2008 decreased 9.6% to US$13.2 million from US$14.6 million for the same quarter in 2007.

•	Net income for the first half of 2008 increased 115.2% to US$46.1 million from US$21.4 million for the same period in 2007.

•

Diluted earnings per share were US$0.08 for the second quarter of 2008, equivalent to US$0.16 per American Depositary Share (“ADS”), compared to US$0.12 diluted earnings per share or US$0.24 per ADS for the same quarter in 2007.

•	Diluted earnings per share were US$0.22 for the first half of 2008, equivalent to US$0.44 per ADS, compared to US$0.18 diluted earnings per share or US$0.36 per ADS for the same period in 2007.

•

In the second quarter of 2008, the Company launched one new project with total developable gross floor area (“GFA”) of 189,198 square meters in Zhengzhou, and completed construction of total GFA of approximately 53,600 square meters for one ongoing project in Suzhou.

•

As of June 30, 2008, the Company had land reserves representing approximately 2.3 million square meters of developable gross floor area, all of which is either under construction or in the planning stage. This represents future sales of 1.5 to 2 years of development activity, and is consistent with the Company’s business plan.

	Three months ended 6/30/07	Three months ended 6/30/08	Six months ended 6/30/07	Six months ended 6/30/08
Total revenue (US$000)	74,828	87,723	97,705	212,860
Net income (US$000)	14,568	13,172	21,435	46,124
Diluted earnings per share (US$)	0.12	0.08	0.18	0.22

“The second quarter 2008 proved to be a challenging quarter most notably due to weaker market conditions brought about by the tightened credit supply and slowing buyer demand,” said Yong Zhang, Xinyuan’s chairman and chief executive officer. “As we expected, temporary policy changes to curb inflation and cool a rapidly growing real estate market have decreased sales volumes across the industry and slowed growth during the quarter. Although current market conditions are presenting challenges to nearly every company in the real estate industry, Xinyuan’s overall growth rates so far in 2008 are better than many of our peers.”

“Over the next several months, we will concentrate on improving our capacity to execute our projects and mobilize the demand that is still unmet in second-tier cities,” continued Mr. Zhang. “We remain confident in the prospects of the real estate sector in China. The significant improvement in CPI and its outlook should pave the way for further easing of monetary and fiscal policies later this year and next year. When the policies are relaxed and markets do begin to improve, our quick asset turnover business model will allow our strong and experienced professional team to rapidly take advantage of new opportunities.”

Mr. Frank Ng, Xinyuan’s chief financial officer also added, “While the uncertainty within the real estate market has contributed to slowed revenue and net income growth rates for Xinyuan, we continue to seek opportunities to improve our position within the industry. During the second quarter we launched one project, Zhengzhou Xinyuan Colorful Garden, which has a total developable gross floor area of over 189,198 square meters, and we completed construction of approximately 53,600 square meters of gross floor area in our Suzhou Lake Splendid project. We will continue to rely on our unique business model, strong balance sheet and prudent financial management strategy as we deal with the present challenges and future opportunities of China’s real estate market.”

Financial Results for the Second Quarter and First Half of 2008

Revenues

Total revenues were US$87.7 million for the second quarter of 2008, compared to US$125.1 million and US$74.8 million for the first quarter of 2008 and second quarter of 2007, respectively, representing a decrease of 29.9% and an increase of 17.2% from the first quarter of 2008 and second quarter of 2007, respectively.

Total GFA recognized for revenue was approximately 101.0 thousand square meters for the second quarter of 2008, compared to 161.3 thousand square meters and 135.8 thousand square meters for the first quarter of 2008 and second quarter of 2007, respectively. The average selling price per square meter recognized for revenue was approximately Renminbi (“RMB”)6,300 for the second quarter of 2008, compared to RMB5,800 and RMB4,400 for the first quarter of 2008 and second quarter of 2007, respectively.

The quarter-over-quarter decrease in revenue was primarily due to decreased revenue of US$46.8 million from Suzhou Lake Splendid, Suzhou Colorful Garden, Anhui Wangjiang Garden, Jinan Elegant Scenery and Jinan International City Garden, among which the Suzhou Lake Splendid and Jinan Elegant Scenery were near to the completion of sales and construction by the end of the second quarter of 2008, compared to the first quarter of 2008, and was partially offset by increased revenue of US$14.2 million from Suzhou International City Garden and Zhengzhou Xinyuan Colorful Garden, which launched the pre-sales in the second quarter of 2008.

The year-over-year increase in revenue was primarily attributable to increased revenue of US$59.0 million from Suzhou Colorful Garden, Suzhou International City Garden, Anhui Wangjiang Garden and Jinan International City Garden, compared to the second quarter of 2007, and was partially offset by reduced revenue of US$47.5 million from Suzhou Lake Splendid, Zhengzhou Central Garden West and Zhengzhou Central Garden East.

For the first half of 2008, total revenues were US$212.9 million, an increase of 117.9% from US$97.7 million for the same period in 2007. Total GFA recognized for revenue was approximately 262.3 thousand square meters for the first half of 2008, compared to 172.3 thousand square meters for the first half of 2007. The average selling price per square meter recognized for revenue was approximately RMB6,000 for the first half of 2008, compared to RMB4,500 for the first half of 2007.

The geographic breakdown of revenues from real estate sales were as follows:

	Revenue (US$ ‘000)
City	2007Q2		2008Q1		2008Q2
	amount	%	amount	%	amount	%
Suzhou	19,708	27%	53,825	43%	31,664	36%
Zhengzhou	42,496	57%	8,492	7%	10,987	13%
Hefei	—	0%	16,868	14%	11,885	14%
Jinan	12,055	16%	44,975	36%	32,540	37%

	74,259	100%	124,160	100%	87,076	100%

Gross Profit

Gross profit for the second quarter of 2008 was US$20.7 million, compared to US$36.6 million and US$27.0 million for the first quarter of 2008 and second quarter of 2007, respectively. For the first half of 2008, gross profit was US$57.3 million, an increase of 44.5% from US$39.6 million for the same period in 2007.

The gross margin percentage for the second quarter of 2008 was 23.6%, compared to 29.2% and 36.1% for the first quarter of 2008 and second quarter of 2007, respectively. The quarter-over-quarter decrease in gross margin percentage was mainly attributed to the second quarter 2008 sale of newly launched projects of Suzhou International City Garden and Zhengzhou Xinyuan Colorful Garden which generated lower gross margins due to higher land acquisition costs and construction costs. The year-over-year decrease in gross margin percentage was attributed to the second quarter 2007 sale of Zhengzhou Central Garden West and Zhengzhou Central Garden East which generated higher gross margins due to lower land acquisition costs and construction costs. Similarly, due to lower margins on newly launched projects of Suzhou International City Garden and Zhengzhou Xinyuan Colorful Garden for the first half of 2008, the gross margin percentage was 26.9%, compared to 40.6% for the same period in 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were US$12.4 million for the second quarter of 2008, compared to US$10.9 million and US$5.0 million for the first quarter of 2008 and second quarter of 2007, respectively. As a percentage of total revenue, the selling, general and administrative expenses for the second quarter of 2008 were 14.2%, compared to 8.7% and 6.7% for the first quarter of 2008 and second quarter of 2007, respectively. The quarter-over-quarter increase in total selling, general and administrative expenses was due to increased selling and marketing activities to promote new projects. The year-over-year increase in total selling, general and administrative expenses was due to increased selling and marketing activities to promote new projects, salaries and other expenses associated with the addition of new employees, stock-based compensation amortization, and professional fees associated with maintenance as a listed company on the NYSE and under the rules governing the SEC. Similarly, for the first half of 2008, selling, general and administrative expenses were US$23.3 million, compared to US$7.9 million for the same period in 2007. As a percentage of total revenue, the selling, general and administrative expenses for the first half of 2008 were 10.9%, compared to 8.1% for the same period in 2007.

Operating Margin

The operating margin percentage for the second quarter of 2008 was 9.4%, compared to 20.5% and 29.3% for the first quarter of 2008 and second quarter of 2007, respectively. For the first half of 2008, the operating margin percentage was 16.0%, compared to 32.4%

for the same period in 2007. The quarter-over-quarter and year-over-year decrease in operating margin was due to reduced gross margins of property developments for the second quarter of 2008 and increased selling and marketing activities to promote new projects, salaries and other expenses associated with the addition of new employees, stock-based compensation amortization, and professional fees. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was 12.2%, compared to 23.1% and 29.3% in the first quarter of 2008 and second quarter of 2007, respectively.

Share of Income in an Equity Investee and Exchange Gains

In the second quarter of 2008, the Company recognized income in the amount of US$3.7 million from its equity investment in a 45% owned project company, Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., compared to income in the amount of US$3.6 million and US$3.6 million in the first quarter of 2008 and second quarter of 2007, respectively. The slight increase was attributable to increased net income of the project company in the second quarter of 2008. Similarly, for the first half of 2008, the Company recognized net income in the amount of US$7.3 million, compared to US$3.6 million for the same period in 2007.

In addition, the Company recognized unrealized foreign exchange gain of US$1.5 million in the second quarter of 2008, which resulted from the appreciation of Renminbi against U.S. dollar, as the Company translated certain U.S. dollar-denominated long-term debts into Renminbi for the second quarter of 2008 using the exchange rate at June 30, 2008. A US$2.2 million and US$0.7 million foreign exchange gain of the same nature was recognized in the first quarter of 2008 and second quarter of 2007, respectively. For the first half of 2008, the Company recognized unrealized foreign exchange gain of US$3.8 million, compared to US$0.7 million for the same period in 2007.

Change in Fair Value of Derivative Liabilities

In the second quarter of 2008, the Company recognized a gain of US$2.8 million arising from a decrease in fair value of the warrants issued with floating rate notes, compared to a gain of US$11.3 million arising from an decrease in fair value of the warrants in the first quarter of 2008 and an expense of US$4.8 million arising from an increase in fair value of the warrants in the second quarter of 2007. For the first half of 2008, the Company recognized a gain of US$14.1 million arising from a decrease in fair value of the warrants, compared to an expense of US$4.3 million for the same period in 2007.

Income Taxes

Income tax expense for the second quarter of 2008 was US$4.3 million, compared to US$10.9 million and US$7.5 million for the first quarter of 2008 and second quarter of 2007, respectively. The quarter-over-quarter and year-over-year decrease was primarily attributable to decreased gross profit recognized and increased selling, general and administrative expenses charged in the second quarter of 2008, as compared to the first quarter of 2008 and second quarter of 2007. For the first half of 2008, the income tax expense was US$15.2 million, compared to US$10.9 million for the same period in 2007.

Net Income

Net income for the second quarter of 2008 was US$13.2 million, compared to US$33.0 million and US$14.6 million for the first quarter of 2008 and second quarter of 2007, respectively. For the first half of 2008, net income was US$46.1 million, compared to US$21.4 million for the same period in 2007. The Company reported basic and diluted earnings per share of US$0.09 and US$0.08, or earnings per ADS of US$0.18 and US$0.16 for the second quarter of 2008, respectively. For the first half of 2008, basic and diluted earnings per share were US$0.31 and US$0.22, respectively, or earnings per ADS of US$0.62 and US$0.44, respectively. Each ADS represents two common shares.

Outlook for Fiscal Year 2008

Based on current operations and Xinyuan’s estimates of the market conditions for the remainder of 2008, the Company expects its total revenues for full year 2008 to be in the range of US$450 million to US$520 million, representing year-over-year growth in the range of approximately 45% to 68%. The revised total revenue estimate for full year 2008 reflects the Company’s updated expectation of possible delays in pre-sales resulting from potential market uncertainties.

The Company maintains its full year net income estimate of US$60 million to US$70 million, representing year-over-year growth of approximately 31% to 53%. The Company expects to achieve net income within its estimated guidance range through increased gross profits margins on new projects, lower selling, general and administrative expenses and interest expenses, and with the recognition of unrealized foreign exchange gains and change in fair value of warrants in the first half of 2008. In its estimation of net income figures for full year 2008, the Company does not assume any future effects from foreign currency translation and adjustments to the fair value of warrants.

The breakdown of saleable GFA in the future is as follows:

City	Total GFA (sq.m)	Sold GFA as of June 30, 2008 (sq.m)	Saleable GFA in the future (sq.m)
Suzhou	481,789	232,197	249,592
Zhengzhou	534,826	70,708	464,118
Hefei	145,452	141,309	4,143
Jinan	348,424	230,614	117,810
Chengdu (*)	450,374	—	450,374
Kunshan(*)	509,851	—	509,851

	2,470,716	674,828	1,795,888

*	The Company targets to launch the pre-sales of projects in these cities in the second half of 2008.

Non-GAAP Measures

This release contains non-GAAP financial measures, as such term is defined by the U. S. Securities and Exchange Commission. These non-GAAP financial measures, which are identified in this release, are used by management as measures of the Company’s performance, and should be considered in addition to, not in isolation or as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of GAAP to Non-GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, and non-GAAP net income.

The Company’s management uses certain non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation charges, unrealized foreign exchange gain or loss, amortization of intangible assets, amortization of convertible debt issuance cost and charges arising from changes in fair value of derivative warrant liabilities, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company computes its non-GAAP financial measures using the same consistent methods from quarter to quarter. The Company’s management believes that these non-GAAP financial measures can provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures can provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash settlement or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results. The Company’s management believes excluding the non-cash stock-based compensation charges, unrealized foreign exchange gain, amortization expense of intangible assets and charges resulting from changes in fair value of derivative warrant liabilities from its non-GAAP financial measure of net income are useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.

Conference Call Information

Xinyuan’s management will host an earnings conference call on September 2, 2008 at 8 a.m. U.S. Eastern Daylight Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-597-5308
Hong Kong:	+852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Xinyuan Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until October 2, 2008:

International:	+1-617-801-6888
Passcode:	39540569

Additionally, a live and archived webcast of the conference call will be available at http://ir.xyre.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a fast-growing developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S.

Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that we may be unable to complete our property developments on time or at all; the risk that our results of operations may fluctuate from period to period; the risk that the PRC government may adopt further measures to curtail the growth in the property sector; the risk that we face intense competition from other real estate developers; the risk that PRC economic, political and social conditions, government policies as well as natural disaster can affect our business and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2007. All information provided in this press release is as of September 2, 2008. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to adjustment. In addition, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We make no representation of management’s assessment regarding internal control over financial reporting or include an attestation report of the Company’s independent auditors due to a transition period established by rules of the SEC for newly public companies.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30, 2007	March 31, 2008	June 30, 2008
Revenue	$74,828	$125,137	$87,723

Cost of revenue	(47,833)	(88,582)	(66,997)

Gross profit	26,995	36,555	20,726

Selling and distribution expenses	(2,173)	(1,853)	(4,153)
General and administrative expenses	(2,865)	(9,016)	(8,285)

Operating income	21,957	25,686	8,288

Interest income	152	1,041	1,205
Interest expense	492	(3)	3
Share of income in an equity investee	3,599	3,585	3,716
Exchange gains	724	2,232	1,522
Change in fair value of warrant liabilities	(4,822)	11,296	2,776

Income from operations before income taxes	22,102	43,837	17,510

Income taxes	(7,534)	(10,885)	(4,338)

Net Income	14,568	32,952	13,172

Accretion of Series A convertible preference shares	(723)	—	—

Net income attributable to ordinary shareholders	$13,845	$32,952	$13,172

Earnings (loss) per share:
Basic	$0.13	$0.22	$0.09
Diluted(1)	$0.12	$0.13	$0.08
Shares used in computation:
Basic	106,510	148,398	148,398
Diluted	115,749	161,373	160,467

Note (1) Diluted Earnings per Share for the three months ended June 30, 2007, March 31, 2008 and June 30, 2008

The diluted earnings per share for the three months ended June 30, 2007, March 31, 2008 and June 30, 2008 are calculated as follows:

(All US$ amounts and number of shares data in thousands, except per share data)

	Three Months Ended
	June 30, 2007	March 31, 2008	June 30, 2008
Numerator:
Net income	$14,568	$32,952	$13,172
Accretion of Series A convertible redeemable preference shares	(723)	—	—
Change in fair value of warrant liabilities*	—	(11,296)	—

Net income attributable to ordinary shareholders – diluted	13,845	21,656	13,172

Denominator:
Number of shares outstanding - basic	106,510	148,398	148,398
Incremental shares as if warrants were exercised at beginning of period*	—	61	—
Convertible subordinated notes	8,317	9,597	9,597
Incremental shares of Burnham warrant	922	—	—
Stock options	—	3,317	2,472

Number of shares outstanding - diluted	115,749	161,373	160,467

Diluted earnings per share	$0.12	$0.13	$0.08

*	The Company assumes the warrants embedded in the floating rate notes to be exercised on January 1, 2008. This would have caused the Company not to recognize the US$11.3 million gain arising from the change in fair value of the warrants because there would be no change in the fair value of the warrants during the three months ended March 31, 2008 if they were exercised on January 1, 2008. For the three months ended June 30, 2007 and 2008, the potential dilutive effects of the warrants were excluded from the computation of diluted earning per share because their effects were anti-dilutive.

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30, 2007	June 30, 2008
Revenue	$97,705	$212,860

Cost of revenue	(58,059)	(155,579)

Gross profit	39,646	57,281

Selling and distribution expenses	(3,191)	(6,006)
General and administrative expenses	(4,758)	(17,301)

Operating income	31,697	33,974

Interest income	317	2,246
Interest expense	318	—
Share of income in an equity investee	3,599	7,301
Exchange gains	724	3,754
Change in fair value of warrant liabilities	(4,346)	14,072

Income from operations before income taxes	32,309	61,347

Income taxes	(10,874)	(15,223)

Net Income	21,435	46,124

Accretion of Series A convertible preference shares	(1,445)	—

Net income attributable to ordinary shareholders	$19,990	$46,124

Earnings (loss) per share:
Basic	0.19	0.31
Diluted	0.18	0.22
Shares used in computation:
Basic	106,510	148,398
Diluted	111,372	160,920

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(U.S. Dollars in thousands)

	Audited	Unaudited
	December 31, 2007	June 30, 2008
ASSETS
Current assets
Cash and cash equivalents	$309,315	$120,126
Restricted cash	48,267	72,868
Accounts receivable	257	2,172
Other receivables	4,750	1,695
Other deposits and prepayments	12,864	21,799
Advances to suppliers	3,052	12,164
Real estate property development completed	4,917	279
Real estate property under development	379,142	678,096
Other current assets	7,782	2,432

Total current assets	770,346	911,631

Real estate property under development	9,738	—
Real estate properties held for lease, net	6,811	12,865
Property and equipment, net	4,649	4,892
Other long-term investment	242	242
Interests in an equity investee	9,344	17,558
Other assets	6,065	5,991

TOTAL ASSETS	$807,195	$953,179

	Audited	Unaudited
	December 31, 2007	June 30, 2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$45,490	$62,987
Short-term bank loans	49,284	77,235
Customer deposits	25,261	35,019
Income tax payable	5,406	7,668
Deferred tax liabilities	7,532	14,009
Other payables and accrued liabilities	18,296	20,070
Payroll and welfare payable	3,105	1,599

Total current liabilities	154,374	218,587

Long-term bank loans	137,858	154,647
Warrant liabilities	16,592	2,520
Deferred tax liabilities	4,776	6,012
Unrecognized tax benefits	11,925	12,699
Other long-term debt	91,771	93,220

Total liabilities	417,296	487,685

Shareholders’ equity
Common shares	15	15
Additional paid-in capital	490,361	496,182
Statutory reserves	12,145	12,145
Accumulated deficit(2)	(123,704)	(77,579)
Accumulated other comprehensive earnings	11,082	34,731

Total shareholders’ equity	389,899	465,494

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$807,195	$953,179

Note (2) On November 13, 2007, the holders of the Company’s Series A convertible preference shares agreed to waive the contingent conversion option contained in the shares. The modification was deemed to be substantive and was treated for accounting purpose as an extinguishment of the Series A convertible preference shares. In connection with this, the Company recognized a dividend of approximately US$182.2 million to the Series A convertible preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect the Company’s net income or cash flows. However, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007 by the same amount.

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP to NON-GAAP RESULTS

(U.S. Dollar in thousands, except per share data)

	Three months ended June 30, 2008
	GAAP		Adjustments	Non-GAAP Results
Gross profit	20,726			20,726

Operating expenses	12,438	(a)	(2,441)	9,912
		(b)	(85)

Operating income	8,288	(a)	2,441	10,814
		(b)	85

Net income	13,172	(a)	2,560	11,519
		(b)	85
		(c)	(2,776)
		(e)	(1,522)

	Three months ended March 31, 2008
	GAAP		Adjustments	Non-GAAP Results
Gross profit	36,555			36,555

Operating expenses	10,869	(a)	(3,175)	7,609
		(b)	(85)

Operating income	25,686	(a)	3,175	28,946
		(b)	85

Net income	32,952	(a)	3,344	22,853
		(b)	85
		(c)	(11,296)
		(e)	(2,232)

	Three months ended June 30, 2007
	GAAP		Adjustments	Non-GAAP Results
Gross profit	26,995			26,995

Operating expenses	5,038	(b)	(85)	4,953

Operating income	21,957	(b)	85	22,042

Net income	14,568	(b)	85	19,122
		(c)	4,822
		(d)	371
		(e)	(724)

(a)	To adjust stock-based compensation charges
(b)	To adjust amortization of property management rights
(c)	To adjust changes in fair value of derivative warrant liabilities
(d)	To adjust amortization of convertible debt issuance cost
(e)	To adjust unrealized exchange gain

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP to NON-GAAP RESULTS

(U.S. Dollar in thousands, except per share data)

	Six months ended June 30, 2008
	GAAP		Adjustments	Non-GAAP Results
Gross profit	57,281			57,281

Operating expenses	23,307	(a)	(5,616)	17,521
		(b)	(170)

Operating income	33,974	(a)	5,616	39,760
		(b)	170

Net income	46,124	(a)	5,904	34,372
		(b)	170
		(c)	(14,072)
		(e)	(3,754)

	Six months ended June 30, 2007
	GAAP		Adjustments	Non-GAAP Results
Gross profit	39,646			39,646

Operating expenses	7,949	(b)	(170)	7,779

Operating income	31,697	(b)	170	31,867

Net income	21,435	(b)	170	26,074
		(c)	4,822
		(d)	371
		(e)	(724)

(a)	To adjust stock-based compensation charges
(b)	To adjust amortization of property management rights
(c)	To adjust changes in fair value of derivative warrant liabilities
(d)	To adjust amortization of convertible debt issuance cost
(e)	To adjust unrealized exchange gain

CONTACTS

In China:

Ms. Lisa Wang

Director of Investor Relations

General Manager of Strategy, Investment and Financing Department

Tel:	+86 (10) 6598-1626
Email:	lisa.wang@xyre.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel:	+86 (10) 8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Financial, New York

Tel:	+1 (212) 880-5269
Email:	thomas.smith@ogilvypr.com